UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        TREASURE MOUNTAIN HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)


                 NEVADA                             84-1394211
     (State or other jurisdiction of             (I.R.S. Employer
      incorporation or organization)            Identification No.)


              1390 South 1100 East #204, Salt Lake City, Utah 84111 (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (801) 322-0253


Securities to be registered under Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered

             N/A                                       N/A


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

                        TREASURE MOUNTAIN HOLDINGS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS
                                                                           PAGE
                                     PART I

ITEM 1.    Description of Business............................................ 3

ITEM 2.    Management's Discussion and Analysis or Plan of Operation.......... 9

ITEM 3.    Description of Property........................................... 10

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management.... 10

ITEM 5.    Directors, Executive Officers, Promoters and Control Persons...... 11

ITEM 6.    Executive Compensation............................................ 12

ITEM 7.    Certain Relationships and Related Transactions.................... 13

ITEM 8.    Description of Securities......................................... 13

                                     PART II

ITEM 1.    Market Price of and Dividends on Registrant's Common Equity
             and Other Shareholder Matters................................... 14

ITEM 2.    Legal Proceedings................................................. 16

ITEM 3.    Changes in and Disagreements with Accountants..................... 16

ITEM 4.    Recent Sales of Unregistered Securities........................... 16

ITEM 5.    Indemnification of Directors and Officers......................... 16

                                    PART F/S

Financial Statements......................................................... 17
                                    PART III

ITEM 1.    Index to Exhibits................................................ S-1

ITEM 2.    Description of Exhibits.......................................... S-1

Signatures ................................................................. S-2

                                     PART I

ITEM  1.  Description of Business

Business Development

         History

         Treasure Mountain Holdings, Inc. (the "Company") was organized as Treasure Mountain Mining Company on July 2, 1954, under the laws of the State of Utah. The Company was created to engage in the business of mining, milling, processing and marketing various minerals, primarily tungsten. The Company's initial capitalization was 1,000,000 shares of common stock, par value $.10 per share.

         In July 1955, the Company entered into a merger agreement with two other Utah mining companies, Mineral Valley Gold Mining Company and Rare Metals Mining Company, with the Company being the surviving entity. On May 14, 1956, the Utah Securities Division approved the application for the Company to offer for sale a total of 250,000 shares of common stock at $1.00 per share. Available corporate records do not disclose the number of shares actually sold pursuant to this offering.

         In March 1970, the Company amended its articles of incorporation and increased its authorized capitalization to 10,000,000 shares of common stock, par value $.10 per share. In April 1970, the Company acquired Queen Hills Mining Company, a Utah corporation with mining claims and other properties located in the State of Utah. In July 1985, the North Peak Minerals Corporation, a Utah corporation, was merged with and into the Company.

         Corporate records indicate that the Company engaged in the mining business for a period after inception and acquired various mineral leases. However, records further indicate that the Company did not have significant operations after 1957 and was relatively inactive for several years until approximately 1997. At the Company's annual meeting held January 27, 1997, the shareholders approved proposals to (i) change the corporations domicile to the State of Nevada; (ii) to change the corporate name to Treasure Mountain
Holdings,  Inc.;  and  (iii)  to  increase  the  authorized   capitalization  to
50,000,000 shares of common stock, par value $.001 per share. The Company amended its articles of incorporation with the State on Utah on February 11, 1997 to effect the name change and increase in capitalization. On April 1, 1997, the domicile was changed from the State of Utah to Nevada. The Utah corporation was subsequently dissolved.

         On October 28, 1997, the Board of Directors approved a reverse stock split of the Company's issued and outstanding common stock on a one (1) share for one hundred (100) shares basis, with the provision that no individual shareholder's holdings are reduced below 50 shares as a result of such reverse split. On September 27, 2000, the Board approved a forward stock split on a two
(2) shares for one (1) share basis. The forward split was effected on October 30, 2000 which resulted in a total of 937,557 shares being issued and outstanding. Unless otherwise indicated all subsequent references herein to the outstanding shares of the Company will reflect the two aforementioned stock splits.

         On December 22, 2000, the Board approved a resolution that a total of 14,291 shares of common stock be held in reserve by the Company's transfer agent. Although these shares have been validly issued and included as part of the Company's outstanding shares, the shareholder records do not identity the person or persons that own the 14,291 shares. Thus, in the event that the Company is able to identify these shareholders, or if any shareholder comes forward with valid proof of ownership of the shares, the reserve shares can be assigned to the shareholder without changing the total outstanding.

         Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and a "blank check" or "shell" corporation. Its principal purpose is to locate and consummate a merger or acquisition with a private entity.

         The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of filing its registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

         Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

         The Company's principal executive offices are located at 1390 South 1100 East #204, Salt Lake City, Utah 84111, and its telephone number is (801) 322-0253.

         Current Business Activities

         The Company has had only a brief operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

         Management   plans  to   investigate,   research   and,  if  justified,
potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

         Sources of Business Opportunities

         Management of the Company intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

         If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

         The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

         Evaluation

         Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

         In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including (i) potential benefits to the Company and its shareholders; (ii) working capital; (iii) financial requirements and availability of additional financing; (iv) history of operation, if any; (v) nature of present and expected competition; (vi) quality and experience of management; (vii) need for further research, development or exploration; (viii) potential for growth and expansion;
(ix) potential for profits; (x) and other factors deemed relevant to the specific opportunity.

         Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

         Form of Potential Acquisition or Merger

         The Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in an opportunity through the purchase of a minority stock position.

         Because the Company has only minimal assets and operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, but rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

         Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

         There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

         In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by the Company, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

         The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

         Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.

         Under the corporation laws of the State of Nevada, shareholders of the Company may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

Competition

         Because no potential acquisition or merger candidate has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

         As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

         The Company is currently using as its principal place of business the personal business offices of its President, George I. Norman, III, located in Salt Lake City, Utah. The facilities are shared with other businesses.

         Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

         No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Risk Factors Related to the Company's Business

         The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

         The Company Has Only Minimal Assets and No Source of Revenue

         The Company has only minimal assets and has had no revenues for several years. It is unlikely that the Company will receive any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

         Going Concern Opinion by Company's Auditor

         The Company's independent auditors discuss the Company's ability to continue as a going concern. The auditors' statements include that the Company "intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however the Company does not have the working capital to be successful in this effort and to service its debt. Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing which will enable the Company to operate for the coming year." See Note 4 to financial statements included herewith.

         Discretionary Use of Proceeds - "Blank Check" Company

         Because the Company is not currently engaged in any substantive business activities, together with management's broad discretion with respect to the potential acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the future issuance of stock or debt to a suitable acquired business, the Company will have broad discretion in applying these funds. There can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

         No Substantive Disclosure Relating to Prospective Acquisitions.

         Because the Company has not yet identified any specific industry, assets or business that it may seek an acquisition or merger, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company until such transaction is completed. Prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, any investment in the Company will not ultimately prove to be less favorable than a direct investment.

         Future Acquisition or Merger May Result in Substantial Dilution

         The Company is currently authorized to issued 50,000,000 shares of common stock, of which 937,557 are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition or merger transaction or the raising of capital may result in substantial dilution of the holdings of current shareholders.

         Management Will  Devote Only Minimal Time to the Company.

         Presently, the Company's two directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of managements other time commitments, together with the fact that the Company has no business operations, management anticipates that they will devote only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.



         Voting Control Held by Current Directors

         George I. Norman, III and Lane Clissold, the Company's two directors, own in the aggregate approximately 83% of the outstanding voting securities of the Company. Accordingly, the two directors have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders. See Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."

         No Market for Company's Common Stock

         Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board, there is currently no market for such shares and there can be no assurance that any such market will ever develop or be maintained. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the Commission may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this Registration Statement may the Company apply to have its securities quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

ITEM 2.  Management's Discussion and Analysis or Plan of Operation

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

         The Company is considered a development stage company with minimal assets or capital and with no significant operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by advances from shareholders of the Company, evidenced by notes payable. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

         In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

         During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

         The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

         The Company has accumulated approximately $273,061 and 274,321 of net operating loss carry forwards as of December 31, 2000 and March 31, 2001. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the years 2001 through 2022. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2000 or three-month period ended March 31, 2001 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

Recent Accounting Pronouncements

         In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

Inflation

         In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

         This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to search for appropriate business opportunities and subsequently acquire or merge with such entities, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

ITEM 3.  Description of Property

         The Company does not presently own any property.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best of the Company's knowledge, as of March 31, 2001, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

Name and Address                    Amount and Nature of          Percent
of Beneficial Owner                 Beneficial Ownership        of Class(1)
--------------------                --------------------        -----------
Alewine Limited(2)                       297,360(3)                 30.7%
 Liability Company
  3305 West Spring
  Mountain Rd. #60
  Las Vegas, NV 89102
Lane Clissold                            564,730(4)                 56.3%
  135 West 900 South
  Salt Lake City, UT 84101
All directors and officers               862,090(5)                 83.3%
 a group (2 persons)

------------------
         *    Director and/or executive officer
Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

         (1) Based upon 937,557 shares of common stock outstanding on March 31, 2001, which figure does not take into consideration an aggregate of approximately 97,090 shares that may be acquired by certain directors upon conversion of outstanding convertible notes (plus accrued interest that has been calculated through March 31, 2001), which notes are currently convertible. Therefore, for purposes of the table above, as of the date hereof, 1,034,637 shares of common stock are deemed to be issued and outstanding in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Percentage ownership is calculated separately for each person on the basis of the actual number of outstanding shares as of March 31, 2001 and assumes the conversion of notes held by such person (but not by anyone else).
         (2) Alewine Limited Liability Company is a Nevada limited liability company ("Alewine") managed by George I. Norman III, the Company's President, through which his self- employment consulting business is conducted. Alewine is principally owned by a Norman family trust. By resolution of its members, Mr. Norman has voting and investment control over Alewine.
         (3) Includes 265,000 shares owned by Alewine. Also includes approximately 32,360 shares that may be acquired by Mr. Norman pursuant to the conversion of convertible note in the amount of $3,000 plus interest at the rate of 6%, which notes may currently be converted to purchase common stock at the conversion price of $0.10 per share.
         (4) Includes approximately 64,730 shares that may be acquired by Mr. Clissold pursuant to the conversion of a convertible note in the amount of $6,000 plus interest at the rate of 6%, which notes may currently be converted to purchase common stock at the conversion price of $0.10 per share.
         (5) Includes approximately 97,090 shares that may be acquired upon the conversion of convertible notes in the amount of $9,000 plus interest at the rate of 6%, which notes may currently be converted to purchase common stock at the conversion price of $0.10 per share.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

                    Name                 Age            Position
         George I. Norman III            46     President, Chief Executive
                                                Officer and Director
         Lane Clissold                   50     Secretary / Treasurer and
                                                Director

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

         None of the Company's directors are currently, nor for the past three years have been, a director of any other "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below.

         No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

         All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

         Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board of Directors. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

         The business experience of each of the persons listed above during the past five years is as follows:

         George I. Norman, III attended the University of Utah from 1973 to 1975, studying general education, accounting, business and finance. Mr. Norman returned to the University in 1979 and continued his studies in humanities, science, and finance. Mr. Norman has been self-employed since 1979 in Salt Lake City, Utah, as a financial and marketing consultant. He has also been since, 2000 to the present, the President and director of LILM, Inc. ("LILM"), a baby product company. From 1997 to 2000, Mr. Norman was President and director of LiL Marc, Inc. ("LiL Marc"), a public development stage company developing child products through its wholly owned subsidiary, LILM. In May 2000, Mr. Norman sold his controlling interest in LiL Marc to ComVest Capital Partners LLC and he then purchased from LiL Marc a 100% interest in LILM.

         Lane Clissold earned a degree in engineering in 1976 from Brigham Young University. From 1969 to 1979, Mr. Clissold worked for the Utah Department of Transportation in the construction engineering and safety departments. In 1977, he purchased Alpine Auto Renovations and has been the co-owner and president up to the present time. Also from 1999 to the present, Mr. Clissold has also been a director and President of Draco Holding Corporation, a public company that leases and/or rents "bounce house balloons" used at parties.

ITEM 6.  Executive Compensation

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2000 and 1999, or the three-month period ended March 31, 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.  Certain Relationships and Related Transactions

         Except as otherwise set forth below, there have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

         On September 27, 2000, the Company's two Directors, Messrs. Clissold and Norman, together with a third shareholder, Wasatch Consulting Group, returned and surrendered to the Company an aggregate of 21,909,000 shares (post-split) of Company common stock, to be canceled.

         On November 11, 1999, the Company's two directors loaned to the Company an aggregate of $9,000.00, in exchange for convertible notes. Mr. Clissold's note is for $6,000.00 and Mr. Norman's note is for $3,000.00. Each note is payable on demand, accrues interest at the rate of 6% per annum. Also, each note may be converted at any time at the option of the holder, based upon the face value and accrued interest, into shares of the Company's common stock for the conversion price of $.10 per share.

         On June 7, 1999, Kevin Boyer, the Company's former President sold an aggregate of 21,486,374 shares of the Company's outstanding common stock (on a post-split basis) to Messrs. Clissold and Norman. This private transaction represented the transfer of controlling interest in the Company. Also, on the same date, Messrs. Clissold and Norman became directors and executive officers of the Company and Mr. Boyer resigned. On March 12, 2001, Mr. Clissold transferred an aggregate of 6,000 shares to Mr. Boyer and the Company's former attorney.

         The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

         In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.

ITEM 8.  Description of Securities

Common Stock

         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 937,557 shares are issued and outstanding as of the date hereof. This number reflects and includes (i) the adjustment for the one (1) share for one hundred (100) shares reverse split effected by the Company in October 1997; (ii) the two (2) shares for one (1) share forward split effected in October 2000; (iii) the return to the Company in September 2000 by certain related parties, an aggregate of 21,909,000 shares of common stock, which shares were then canceled; and (iv) the 14,291 shares being held in reserve until their rightful owner or owners can be identified.

         All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non- assessable.

                                     PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Commission. In 1955, the Company did register with the Utah Securities Division for public sale, 250,000 shares of common stock, pre-split. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

         The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.
Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of March 31, 2001 there were approximately 473 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

         Of the Company's total outstanding shares, 166,557 shares are considered freely tradeable and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. This figure includes the 14,291 shares held in reserve. For purposes of this registration statement a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 166,557 shares owns more than five percent (5%) of the Company's total outstanding shares.

         A total of 765,000 shares is considered restricted securities and presently held by affiliates and/or controlling shareholders of the Company. All holders of these shares are directors and executive officers of the Company. All of the 765,000 restricted shares are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

         Available corporate records indicate that the Company has not previously filed a registration statement with the Commission. In the absence of any evidence that the Company ever filed a registration statement with the Commission or with any other agency relating to the issuance of shares, it is concluded that all shares were issued as restricted securities. Available corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1954 and 1997 in various private, isolated transactions. The Company has relied upon the exemption provided by
Section 4(2) of the Securities Act in the issuance of all of its shares. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

Dividend Policy

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

         There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

         The Company has not issued any securities for the past three fiscal years.

ITEM 5.  Indemnification of Directors and Officers

         As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

         The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

         The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

         The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

         The Company has designated Western States Transfer & Register, Inc., 4625 South 2300 East, Suite 207, Salt Lake City, Utah 84117-1374, as its transfer agent. The telephone number of the transfer agent is (801) 272-1547.

                                    PART F/S

         The Company's financial statements for the fiscal years ended December 31, 2000 and 1999 have been examined to the extent indicated in their reports by Andersen Andersen & Strong, L.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Part F/S of this Form 10-SB. Unaudited financial statements for the period ended March 31, 2001 have been prepared by the Company.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999

ANDERSEN ANDERSEN & STRONG, L.C.                 941 East 3300 South, Suite 202
Certified Public Accountants                     Salt Lake City, Utah 84106
and Business Consultants
Member SEC Practice Section of the AICPA

                                                 Telephone 801 486-0096
                                                 Fax 801 486-0098

Board of Directors
Treasure Mountain Holdings, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Treasure Mountain Holdings, Inc. (development stage company) at December 31, 2000, and the statement of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999 and the period January 1, 1958 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treasure Mountain Holdings, Inc. at December 31, 2000 and the results of operations and cash flows for the years ended December 31, 2000 and 1999, and the period January 1, 1958 to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt and for any planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah
March 10, 2001

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                                  BALANCE SHEET
                                December 31, 2000




ASSETS

CURRENT ASSETS

   Cash                                                       $     5,520
                                                              -----------

   Total Current Assets                                       $     5,520
                                                              ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Notes payable - Note 3                                     $     9,000
   Accrued interest payable - Note 3                                  574
   Accounts payable                                                 3,000
                                                              -----------

       Total Current Liabilities                                   12,574
                                                              -----------

STOCKHOLDERS' EQUITY

   Common stock
       50,000,000 shares authorized, at $0.001 par value,
       937,557  shares issued and outstanding                         938

   Capital in excess of par value                                 616,357

    Deficit accumulated during development stage                 (624,349)
                                                              -----------

       Total Stockholders' Deficiency                              (7,054)
                                                              -----------

                                                              $     5,520




   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                            STATEMENTS OF OPERATIONS
               For the Years Ended December 31, 2000 and 1999 and
                the Period January 1, 1958 (date of inception of
                     development stage) to December 31, 2000


                                                                 Dec 31,      Dec 31,     Jan 1, 1958
                                                                  2000         1999     to Dec 31, 2000
                                                              -----------   -----------   -----------

REVENUES                                                      $      --     $      --     $      --

EXPENSES                                                            6,618           503       601,574
                                                              -----------   -----------   -----------
NET LOSS - before other income                                     (6,618)         (503)     (601,574)

SETTLEMENT OF DEBT                                                   --          19,000        19,000

NET GAIN (LOSS)                                               $    (6,618)  $    18,497   $  (582,574)
                                                              ===========   ===========   ===========
NET LOSS PER COMMON SHARE

   Basic                                                      $      (.01)  $       .02
                                                              -----------   -----------
AVERAGE   OUTSTANDING SHARES

    Basic                                                         937,557       937,557
                                                              -----------   -----------




   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              For the Period January 1, 1958 (date of inception of
                    development stage) to December 31, 2000

                                                                                          Capital in
                                                                     Common Stock          Excess of    Accumulated
                                                                Shares         Amount      Par Value      Deficit
                                                              -----------   -----------   -----------   -----------
Balance January 1, 1958                                            14,810            15       126,154       (41,775)

Net operating loss for the years ended
    December 31, 1958                                                --            --            --         (43,600)
    December 31, 1959                                                --            --            --         (28,619)
    December 31, 1960                                                --            --            --         (42,175)
    December 31, 1961                                                --            --            --         (23,449)
Issuance of common shares for services -
   1969                                                               400          --           2,000          --
Net operating loss for the year ended
   December 31, 1969                                                 --            --            --          (2,000)
Issuance of common shares for payment
   of accounts payable - 1970                                       9,720            10        52,064          --
Issuance of common shares for cash - 1970                           1,000             1         4,999          --
Issuance of common shares for all
  outstanding stock of Queen Hills - 1970                          32,000            32       159,968          --
Net operating loss for the year ended
   December 31, 1970                                                 --            --            --          (9,670)
Issuance of common shares for cash and
   payment of accounts payable  - 1972                                550             1         1,374          --
Issuance of common shares for cash and
   payment of accounts payable - 1973                               2,900             3         4,667          --
Net operating loss for the year ended
   December 31, 1975                                                 --            --            --        (160,000)
Issuance of common shares for services - 1985                       3,630             4        18,146          --
Issuance of common shares for all outstanding
    stock of Notch Peak Corp - 1985                                40,331            40       201,617          --
Net operating loss for the year ended
   December 31, 1985                                                 --            --            --         (18,150)
Net operating loss for the year ended
   December 31, 1988                                                 --            --            --        (201,657)
Issuance of common shares for services - 1997                  22,610,000        22,610         7,390          --
Issuance of common shares for cash - 1997                         100,000           100         9,900          --
Issuance of additional common shares
   resulting from stock split - 1997                               31,216            31           (31)         --
Net operating loss for the year ended
   December 31, 1997                                                 --            --            --         (64,560)
Contributions to capital - 1997                                      --            --             750          --
                                                              -----------   -----------   -----------   -----------

Balance December 31, 1997                                      22,846,557   22,847            588,998      (635,655)



   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - (Continued)
              For the Period January 1, 1958 (date of inception of
                    development stage) to December 31, 2000


                                                                                          Capital in
                                                                     Common Stock          Excess of    Accumulated
                                                                Shares         Amount      Par Value      Deficit
                                                              -----------   -----------   -----------   -----------
Contributions to capital - 1998                                      --            --             450          --
Net operating loss for the year ended
    December 31, 1998                                                --            --            --            (573)
                                                              -----------   -----------   -----------   -----------
Balance December 31, 1998                                      22,846,557        22,847       589,448      (636,228)

Contributions to capital - payment
   of debt - related party                                           --            --           5,000          --

Net operating profit for the year ended
   December 31, 1999                                                 --            --            --          18,497
                                                              -----------   -----------   -----------   -----------
Balance December 31, 1999                                      22,846,557        22,847       594,448      (617,731)

Common shares returned and canceled
   by related parties as capital
   contribution - September 27, 2000                          (21,909,000)      (21,909)       21,909          --

Net operating loss for the year ended
   December 31, 2000                                                 --            --            --          (6,618)
                                                              -----------   -----------   -----------   -----------

Balance December 31, 2000                                         937,557   $       938   $   616,357   $  (624,349)
                                                              ===========   ===========   ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                             STATEMENT OF CASH FLOWS
                 For the Years Ended December 31, 2000 and 1999
              and the Period January 1, 1958 (date of inception of
                     development stage) to December 31, 2000


                                                                Dec 31,        Dec 31,   Jan 1, 1958 to
                                                                 2000           1999      Dec 31, 2000
                                                              -----------   -----------   -----------
CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                                   $    (6,618)  $    18,497   $  (582,574)

       Adjustments to reconcile net loss to
       net cash provided by operating activities

              Settlement of debt                                     --         (19,000)      (19,000)
              Changes in accounts payable                           3,540            34        27,574
              Issuance common stock for expenses                     --            --         555,520
                                                              -----------   -----------   -----------
               Net Cash Used in Operations                         (3,078)         (469)      (18,480)
                                                              -----------   -----------   -----------
CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                                     --            --            --
                                                              -----------   -----------   -----------
CASH FLOWS FROM FINANCING
   ACTIVITIES

         Proceeds from loans                                         --           9,000         9,000
       Proceeds from issuance of common stock                        --            --          15,000
                                                              -----------   -----------   -----------

    Net Increase  (Decrease) in Cash                               (3,078)        8,531         5,520

   Cash at Beginning of Period                                      8,598            67          --
                                                              -----------   -----------   -----------
   Cash at End of Period                                      $     5,520   $     8,598   $     5,520
                                                              ===========   ===========   ===========



    The accompanying notes are an integral part of these financial statements


                        TREASURE MOUNTAIN HOLDINGS, INC.
                          ( Development Stage Company)
                      STATEMENTS OF CASH FLOWS (Continued)
 Period January 1, 1958 (Date of Inception of development stage) to December 31, 2000

SCHEDULE OF NONCASH OPERATING, INVESTING, AND FINANCING  ACTIVITIES

Issuance of 400 common shares for services  - 1969                                        $     2,000

Issuance of 9,720 common shares for payment  of accounts payable - 1970                        52,074

Issuance of 32,000 common shares for all  outstanding stock of Queen Hills - 1970             160,000

Issuance of 550 common shares for cash and  payment of accounts payable  - 1972                 1,375

Issuance of 2,900 common shares for cash and   payment of accounts payable - 1973               4,670

Issuance of 3,630  common shares for services - 1985                                           18,150

Issuance of 40,331 common shares for all outstanding  stock of Notch Peak Corp - 1985         201,657

Issuance of 22,610,000 common shares for services - 1997                                       30,000




   The accompanying notes are an integral part of these financial statements.
                        TREASURE MOUNTAIN HOLDINGS, INC.

                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

The Company was incorporated under the laws of the state of Utah on July 2, 1954 with authorized common stock of 1,000,000 shares at a par value of $.10 with the name "Treasure Mountain Mining Company and on March 21, 1970 the authorized common stock was increased to 10,000,000 shares with a par value of $.10. On February 11, 1997 the name was changed to "Treasure Mountain Holdings, Inc." and the authorized common capital stock was increased to 50,000,000 shares with a par value of $.001. On April 1, 1997 the domicile was changed from the state of Utah to the state of Nevada.

The Company has been engaged in the activity of the development and operations of mining properties and in 1957 operations were abandoned and the Company became inactive. The Company and has been in the developmental stage since that date.

On October 28, 1997 the Company completed a reverse common stock split of one share for 100 shares outstanding and on October 30, 2000 a forward common stock split of two shares for each outstanding share. This report has been prepared showing after stock split shares at $.001 par value from inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On December 31, 2000, the Company had a net operating loss carry forward of $273,061. The income tax benefit of $81,918 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 2001 through 2022.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding after the stock splits.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

The carrying amounts of financial instruments, including cash and notes and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. NOTES PAYABLE

The Company has demand notes payable of $9,000 with 6% interest. The notes can be redeemed by the issuance of common capital stock at $.10 per share at the option of the note holders. Interest has been accrued to December 31, 2000.

4. GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company however the Company does not have the working capital to be successful in this effort and to service its debt.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing which will enable the Company to operate for the coming year.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

Related parties have acquired 82% of the outstanding common capital stock.

6. WARRANTS

On September 27, 2000 the board of directors of the Company approved the issuance of warrants entitling the holders to purchase up to 3,000,000 restricted common shares of the Company at the price of $.25 per share for a term of 18 months from the date the warrant is issued. At the date of this report no warrants had been issued.

7. CAPITAL STOCK

The Company was incorporated in 1954 and became inactive in 1957. During the following years errors developed in the stock records and therefore the Company issued 14,291 shares to be held in escrow by the transfer agent in the event any valid claims for shares not recorded in the Company records.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                   (Unaudited)

                                 March 31, 2001

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                                  BALANCE SHEET
                      March 31, 2001 and December 31, 2000


                                                                Mar 31,       Dec 31,
                                                                 2001          2000
                                                              -----------   -----------
ASSETS

CURRENT ASSETS

   Cash                                                       $     4,795   $     5,520
                                                              -----------   -----------

   Total Current Assets                                       $     4,795   $     5,520
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Notes payable - Note 3                                     $     9,000   $     9,000
   Accrued interest payable - Note 3                                  709           574
   Accounts payable                                                 3,400         3,000
                                                              -----------   -----------
       Total Current Liabilities                                   13,109        12,574
                                                              -----------   -----------
STOCKHOLDERS' EQUITY

   Common stock
       50,000,000 shares authorized, at $0.001 par value,
       937,557  shares issued and outstanding                         938           938

   Capital in excess of par value                                 616,357       616,357

    Deficit accumulated during development stage                 (625,609)     (624,349)
                                                              -----------   -----------
       Total Stockholders' Deficiency                              (8,314)       (7,054)
                                                              -----------   -----------
                                                              $     4,795   $     5,520
                                                              ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                            STATEMENTS OF OPERATIONS
                  For the Three Months Ended March 31, 2001 and
             2000 and the Period January 1, 1958 (date of inception
                     of development stage) to March 31, 2001



                                                                 Mar 31,      Mar 31,    Jan 1, 1958
                                                                  2001         2000     to Mar 31, 2001
                                                              -----------   -----------   -----------
REVENUES                                                      $      --     $      --     $      --

EXPENSES                                                            1,260            42       602,834
                                                              -----------   -----------   -----------
NET LOSS - before other income                                     (1,260)          (42)     (602,834)

SETTLEMENT OF DEBT                                                   --            --          19,000
                                                              -----------   -----------   -----------
NET GAIN (LOSS)                                               $    (1,260)  $       (42)  $  (583,834)
                                                              ===========   ===========   ===========
NET LOSS PER COMMON SHARE

   Basic                                                      $      --     $      --
                                                              -----------   -----------
AVERAGE   OUTSTANDING SHARES

    Basic                                                         937,557       937,557
                                                              -----------   -----------




   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              For the Period January 1, 1958 (date of inception of
                      development stage) to March 31, 2001

                                                                                          Capital in
                                                                     Common Stock          Excess of    Accumulated
                                                                Shares        Amount       Par Value      Deficit
                                                              -----------   -----------   -----------   -----------
Balance January 1, 1958                                            14,810            15       126,154       (41,775)

Net operating loss for the years ended
    December 31, 1958                                                --            --            --         (43,600)
    December 31, 1959                                                --            --            --         (28,619)
    December 31, 1960                                                --            --            --         (42,175)
    December 31, 1961                                                --            --            --         (23,449)
Issuance of common shares for services -
   1969                                                               400          --           2,000          --
Net operating loss for the year ended
   December 31, 1969                                                 --            --            --          (2,000)
Issuance of common shares for payment
   of accounts payable - 1970                                       9,720            10        52,064          --
Issuance of common shares for cash - 1970                           1,000             1         4,999          --
Issuance of common shares for all
  outstanding stock of Queen Hills - 1970                          32,000            32       159,968          --
Net operating loss for the year ended
   December 31, 1970                                                 --            --            --          (9,670)
Issuance of common shares for cash and
   payment of accounts payable  - 1972                                550             1         1,374          --
Issuance of common shares for cash and
   payment of accounts payable - 1973                               2,900             3         4,667          --
Net operating loss for the year ended
   December 31, 1975                                                 --            --           --         (160,000)
Issuance of common shares for services - 1985                       3,630             4        18,146          --
Issuance of common shares for all outstanding
    stock of Notch Peak Corp - 1985                                40,331            40       201,617          --
Net operating loss for the year ended
   December 31, 1985                                                 --            --            --         (18,150)
Net operating loss for the year ended
   December 31, 1988                                                 --            --            --        (201,657)
Issuance of common shares for services-1997                    22,610,000        22,610         7,390          --
Issuance of common shares for cash - 1997                         100,000           100         9,900          --
Issuance of additional common shares
   resulting from stock split - 1997                               31,216            31           (31)         --
Net operating loss for the year ended
   December 31, 1997                                                 --            --            --         (64,560)
Contributions to capital - 1997                                      --            --             750          --
                                                              -----------   -----------   -----------   -----------

Balance December 31, 1997                                      22,846,557        22,847       588,998      (635,655)




   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - (Continued)
              For the Period January 1, 1958 (date of inception of
                      development stage) to March 31, 2001

                                                                                          Capital in
                                                                    Common Stock           Excess of    Accumulated
                                                                Shares        Amount       Par Value      Deficit
                                                              -----------   -----------   -----------   -----------
Contributions to capital - 1998                                      --            --             450          --
Net operating loss for the year ended
    December 31, 1998                                                --            --            --            (573)
                                                              -----------   -----------   -----------   -----------
Balance December 31, 1998                                      22,846,557        22,847       589,448      (636,228)

Contributions to capital - payment
   of debt - related party                                           --            --           5,000          --

Net operating profit for the year ended
   December 31, 1999                                                 --            --            --          18,497
                                                              -----------   -----------   -----------   -----------
Balance December 31, 1999                                      22,846,557        22,847       594,448      (617,731)

Common shares returned and canceled
   by related parties as capital
   contribution - September 27, 2000                          (21,909,000)      (21,909)       21,909          --

Net operating loss for the year ended
   December 31, 2000                                                 --            --            --          (6,618)
                                                              -----------   -----------   -----------   -----------
Balance December 31, 2000                                         937,557           938       616,357      (624,349)

Net operating loss for the three months
 ended March 31, 2001                                                --            --            --          (1,260)

                                                              -----------   -----------   -----------   -----------
Balance March 31, 2001                                            937,557   $       938   $   616,357   $  (625,609)
                                                              ===========   ===========   ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                           (Development Stage Company)
                             STATEMENT OF CASH FLOWS
                  For the Three Months Ended March 31, 2001 and
             2000 and the Period January 1, 1958 (date of inception
                     of development stage) to March 31, 2001

                                                                Mar 31,       Mar 31,   Jan 1, 1958 to
                                                                 2001          2000       Mar 31, 2001
                                                              -----------   -----------   -----------
CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                                   $    (1,260)  $       (42)  $  (583,834)

       Adjustments to reconcile net loss to
       net cash provided by operating activities

              Settlement of debt                                     --            --         (19,000)
              Changes in accounts payable                             535          --          28,109
          Issuance common stock for expenses                         --            --         555,520
                                                              -----------   -----------   -----------
               Net Cash Used in Operations                           (725)          (42)      (19,205)
                                                              -----------   -----------   -----------
CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                                     --            --            --
                                                              -----------   -----------   -----------
CASH FLOWS FROM FINANCING
   ACTIVITIES

         Proceeds from loans                                         --                         9,000
       Proceeds from issuance of common stock                        --            --          15,000
                                                              -----------   -----------   -----------
    Net Increase  (Decrease) in Cash                                 (725)          (42)        4,795

   Cash at Beginning of Period                                      5,520         8,598          --
                                                              -----------   -----------   -----------
   Cash at End of Period                                      $     4,795   $     8,556   $     4,795
                                                              ===========   ===========   ===========



    The accompanying notes are an integral part of these financial statements


                        TREASURE MOUNTAIN HOLDINGS, INC.
                          ( Development Stage Company)
                      STATEMENTS OF CASH FLOWS (Continued)
 Period January 1, 1958 (Date of Inception of development stage) to March 31, 2001
SCHEDULE OF NONCASH OPERATING, INVESTING, AND FINANCING  ACTIVITIES

Issuance of 400 common shares for services  - 1969                                        $     2,000

Issuance of 9,720 common shares for payment  of accounts payable - 1970                        52,074

Issuance of 32,000 common shares for all  outstanding stock of Queen Hills - 1970             160,000

Issuance of 550 common shares for cash and  payment of accounts payable  - 1972                 1,375

Issuance of 2,900 common shares for cash and   payment of accounts payable - 1973               4,670

Issuance of 3,630  common shares for services - 1985                                           18,150

Issuance of 40,331 common shares for all outstanding  stock of Notch Peak Corp - 1985         201,657

Issuance of 22,610,000 common shares for services - 1997                                       30,000




   The accompanying notes are an integral part of these financial statements.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

The Company was incorporated under the laws of the state of Utah on July 2, 1954 with authorized common stock of 1,000,000 shares at a par value of $.10 with the name "Treasure Mountain Mining Company and on March 21, 1970 the authorized common stock was increased to 10,000,000 shares with a par value of $.10. On February 11, 1997 the name was changed to "Treasure Mountain Holdings, Inc." and the authorized common capital stock was increased to 50,000,000 shares with a par value of $.001. On April 1, 1997 the domicile was changed from the state of Utah to the state of Nevada.

The Company has been engaged in the activity of the development and operations of mining properties and in 1957 operations were abandoned and the Company became inactive. The Company and has been in the developmental stage since that date.

On October 28, 1997 the Company completed a reverse common stock split of one share for 100 shares outstanding and on October 30, 2000 a forward common stock split of two shares for each outstanding share. This report has been prepared showing after stock split shares at $.001 par value from inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On March 31, 2001, the Company had a net operating loss carry forward of $274,321. The income tax benefit of $82,296 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 2001 through 2022.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding after the stock splits.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

The carrying amounts of financial instruments, including cash and notes and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. NOTES PAYABLE

The Company has demand notes payable of $9,000 with 6% interest. The notes can be redeemed by the issuance of common capital stock at $.10 per share at the option of the note holders. Interest has been accrued to March 31, 2001.

4. GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company however the Company does not have the working capital to be successful in this effort and to service its debt.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing which will enable the Company to operate for the coming year.

                        TREASURE MOUNTAIN HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

Related parties have acquired 82% of the outstanding common capital stock.

6. WARRANTS

On September 27, 2000 the board of directors of the Company approved the issuance of warrants entitling the holders to purchase up to 3,000,000 restricted common shares of the Company at the price of $.25 per share for a term of 18 months from the date the warrant is issued. At the date of this report no warrants had been issued.

7. CAPITAL STOCK

The Company was incorporated in 1954 and became inactive in 1957. During the following years errors developed in the stock records and therefore the Company issued 14,291 shares to be held in escrow by the transfer agent in the event any valid claims for shares not recorded in the Company records.

The accompanying balance sheets of Treasure Mountain Holdings Inc. at March 31, 2001 and December 31, 2000, and the related statements of operations, and cash flows for the three months ended March 31, 2001 and 2000 and the period January l, 1958 (date of inception of development stage) to March 31, 2001 have been prepared by the Company's management and they do not include all information and notes to the financial statements necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the quarter ended March 31, 2001, are not necessarily indicative of the results that can be expected for the year ending December 31, 2001.

                                    PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                  Exhibit Name

      3.1             Articles of Incorporation
      3.2             By-Laws of Registrant
      4.1             Instrument defining rights of holders
                      (See Exhibit No. 3.1, Articles of Incorporation,
                      Article IV)
----------------

ITEM 2.  Description of Exhibits

         See Item I above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                       Treasure Mountain Holdings, Inc.
                                                (Registrant)



Date: May 11, 2001                     By: /S/ GEORGE I. NORMAN, III
                                       -----------------------------
                                               George I. Norman, III
                                               President, Chief Executive
                                               Officer and Director



Date: May 11, 2001                     By: /S/  LANE CLISSOLD
                                       ----------------------
                                                Lane Clissold
                                                Secretary / Treasurer
                                                and Director